Exhibit 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended		Fiscal Years Ended December 31,
	March 31, 2014		2013	2012	2011		2010	2009
Net earnings (loss)	$202,759		$(196,985)	$(451,468)	$302,150		$(1,805,867)	$(147,879)
Federal and state income tax (benefit) provision	(241)		(10,070)	7,271	66,362		226,189	(94,401)

Earnings (loss) before income taxes	202,518		(207,055)	(444,197)	368,512		(1,579,678)	(242,280)

Equity in net loss (income) of affiliates	13		(1)	13	(65)		(14,668)	(33,226)

Distributed income from equity investees	—		—	92	—		29,498	11,040

Net earnings (loss)	202,531		(207,056)	(444,092)	368,447		(1,564,848)	(264,466)

Fixed charges:
Interest	19,927		74,618	51,832	61,394		41,777	46,010
One-Third of all rentals	419		1,432	1,873	1,678		1,621	2,496

Fixed charges	20,346		76,050	53,705	63,072		43,398	48,506

Net earnings (loss) available for fixed charges(1)	$222,877		$(131,006)	$(390,387)	$431,519		$(1,521,450)	$(215,960)

Ratio of net earnings (loss) to fixed charges	11.0	x	(2)	(2)	6.8	x	(2)	(2)

(1)	We do not have any preferred stock for any of the periods presented.
(2)	For the fiscal years ended 2013, 2012, 2010 and 2009, earnings were not adequate to cover fixed charges in the amount $(131,006), $(390,387), $(1,521,450) and $(215,960), respectively. Interest on tax accruals that are non-third party indebtedness are excluded from the calculations.